Exhibit 99.1

July 10, 2003

For Release in the United States

NOTICE TO HOLDERS OF YELL FINANCE B.V. SENIOR NOTES

Yell Finance B.V. announces that its parent company, Yell Group plc, has announced pricing of its global equity offering, which includes a primary offering of approximately £433 million (gross proceeds) as well as a secondary equity offering. We expect that a portion of the net proceeds of the primary offering will be used to repay existing debt of our parent company. In addition, we expect that a portion of the net proceeds will be provided to us, which we expect to use among other things to repay a portion of existing debt, including approximately £54 million under our senior credit facilities and up to approximately £173 million, or 35%, of the outstanding principal amount of our senior notes pursuant to the optional redemption features under the senior notes indentures.

Closing of the global offering is expected on 15 July 2003.

This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Stabilisation/FSA.